UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
Applix, Inc.

(Name of Subject Company)
Applix, Inc.

(Name of Person Filing Statement)
Common Stock, $0.0025 par value per share

(Title of Class of Securities)
038316105

(CUSIP Number of Class of Securities)
David C. Mahoney
President and Chief Executive Officer
Applix, Inc.
289 Turnpike Road
Westborough, Massachusetts 01581
(508) 870-0300

(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With a Copy to:
Patrick J. Rondeau, Esq.
Hal J. Leibowitz, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information
Item 9. Exhibits
SIGNATURE
EXHIBIT INDEX

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission, which we refer to as the SEC, on September 18, 2007, as amended and supplemented by Amendment No. 1 filed with the SEC on October 9, 2007, Amendment No. 2 filed with the SEC on October 17, 2007 and Amendment No. 3 filed with the SEC on October 18, 2007, which we refer to as the Schedule 14D-9, by Applix, Inc., a Massachusetts corporation, which we refer to as Applix, relating to the tender offer made by Dimension Acquisition Corp., which we refer to as Dimension and which is a Massachusetts corporation and an indirect, wholly owned subsidiary of Cognos Incorporated, a Canadian corporation, which we refer to as Cognos, as set forth in the Tender Offer Statement filed by Dimension and Cognos on Schedule TO, dated September 18, 2007, which, as previously filed with the SEC and as the same may be amended or supplemented from time to time, we refer to as the Schedule TO, to purchase all of the issued and outstanding shares of common stock of Applix at a price of $17.87 per share, net to the holder thereof in cash, without interest, less any required withholding and transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 18, 2007, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
All information in the Schedule 14D-9 is incorporated in this Amendment No. 4, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 8. Additional Information.
     The section titled “Subsequent Offering” of Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:
          “The Depositary for the Offer has advised Cognos and Dimension that, as of 9:00 a.m. on October 25, 2007, approximately 14,765,530 shares of Applix common stock (“Shares”) were validly tendered in the initial and subsequent offering periods of the Offer. The tendered Shares represent approximately 89.9% of Applix’s issued and outstanding Shares. Dimension has accepted for payment all tendered shares.
Closing of the Merger
     Pursuant to the Merger Agreement, on October 25, 2007, Dimension merged with and into Applix, with Applix continuing as the surviving corporation and an indirect, wholly-owned subsidiary of Cognos. By virtue of the Merger, each outstanding Share not tendered in the Offer has been converted into the right to receive $17.87 in cash, without interest (the same price paid in the Offer). In order to ensure its ownership of at least 90% of the outstanding Shares and accomplish the Merger as a “short-form” merger, Dimension exercised the Top-Up Option prior to the Merger, which permitted it to purchase 220,164 additional Shares directly from Applix for $17.87 per share.”
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:
          “(a)(10) Press Release issued by Cognos on October 25, 2007 (incorporated by reference to Exhibit (a)(5)(iv) to Amendment No. 4 to Dimension’s Tender Offer Statement on Schedule TO, filed with the SEC by Cognos and Dimension with respect to Applix on October 25, 2007).”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Milton A. Alpern
Name:	Milton A. Alpern
Title:	Chief Financial Officer

Dated: October 25, 2007

EXHIBIT INDEX

Exhibit No.	Description
(a)(10)	Press Release issued by Cognos on October 25, 2007 (incorporated by reference to Exhibit (a)(5)(iv) to Amendment No. 4 to Dimension’s Tender Offer Statement on Schedule TO, filed with the SEC by Cognos and Dimension with respect to Applix on October 25, 2007).